Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth our ratio of earnings to fixed charges:

	Six Months Ending June 30,		Year Ending December 31,
	2009	2008	2008	2007	2006	2005	2004
	(Dollars in thousands except ratio)
Earnings:
Income (loss) from continuing operations before income taxes and cumulative change in accounting principle	$(718,247)	$588,256	$(1,451,649)	$542,724	$542,374	$515,317	$246,318

Additions:
Fixed charges as shown below	20,601	17,798	35,214	39,915	31,745	20,399	1,900
Distributions received from equity-method investees	—	—	39	3,015	59,823	302	—
	20,601	17,798	35,253	42,930	91,568	20,701	1,900
Subtractions:
Equity in income of investees	—	—	39	4,194	17,712	473	—

Interest capitalized	10,935	9,259	22,108	19,680	25,478	12,315	—
	10,935	9,259	22,147	23,874	43,190	12,788	—

Earnings (losses) as adjusted	$(708,581)	$596,795	$(1,438,543)	$561,780	$590,752	$523,230	$248,218
Fixed charges:
Interest on indebtedness, expensed or capitalized	19,439	16,168	32,064	37,966	31,829	20,236	1,075
Amortization of discount on indebtedness, expensed or capitalized	82	551	1,014	1,139	1,190	710	—
Amortization of premium on indebtedness, expensed or capitalized	—	—	—	(1,146)	(3,024)	(1,705)	—
Interest within rent expense	1,080	1,079	2,136	1,956	1,750	1,158	825
Total fixed charges	$20,601	$17,798	$35,214	$39,915	$31,745	$20,399	$1,900

Ratio of earnings to fixed charges	— (a)	33.5	— (b)	14.1	18.6	25.6	130.6

(a)         In the six months ended June 30, 2009, earnings were insufficient to cover fixed charges by $729 million and therefore no ratio is shown.  The insufficiency was primarily a result of a non-cash impairment of oil and gas properties totaling $791 million that were recorded primarily due to a significant decrease in natural gas prices at the end of the first quarter of 2009.

(b)        In 2008, earnings were insufficient to cover fixed charges by $1.474 billion and therefore no ratio is shown.  The insufficiency was primarily a result of non-cash impairments of oil and gas properties totaling $2.2 billion that were recorded primarily due to declines in commodity prices at the quarter-ends within the last half of 2008.

The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges.  Earnings consist of income from continuing operations before income taxes and cumulative change in accounting principle plus distributions received from equity investments, and fixed charges, minus income from equity investments and capitalized interest.  Fixed charges consist of interest expensed, which includes amortization of the discount and premium related to indebtedness, an estimated interest component in net rental expense, and interest capitalized.